Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (No. 333-230858) on Form S-4/A of Fidelity National Information Services, Inc. of our reports dated February 26, 2019, relating to the consolidated financial statements and financial statement schedule of Worldpay, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle for the accounting for revenue from contracts with customers), and the effectiveness of Worldpay, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Worldpay, Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 5, 2019